Exhibit 99.1

360 DigiTech Announces Fourth Quarter 2022 and Full Year 2022 Unaudited Financial Results

and Declares Quarterly Dividend

Shanghai, March 9, 2023, 360 DigiTech, Inc. (NASDAQ: QFIN; HKEx: 3660) (“360 DigiTech” or the “Company”), a leading Credit-Tech platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022, and declared quarterly dividend.

Fourth Quarter 2022 Business Highlights

•	As of December 31, 2022, our platform has connected 143 financial institutional partners and 208.7 million consumers*1 with potential credit needs, cumulatively, an increase of 10.9% from 188.2 million a year ago.
•	Cumulative users with approved credit lines*2 were 44.5 million as of December 31, 2022, an increase of 15.6% from 38.5 million as of December 31, 2021.
•	Cumulative borrowers with successful drawdown, including repeat borrowers was 27.0 million as of December 31, 2022, an increase of 11.1% from 24.3 million as of December 31, 2021.
•	In the fourth quarter of 2022, financial institutional partners originated 14,345,808 loans*3 through our platform. Total facilitation and origination loan volume reached RMB104,572 million*4, an increase of 7.9% from RMB96,910 million in the same period of 2021.
•	Out of those loans originated by financial institutions, RMB58,438 million was under capital-light model, Intelligence Credit Engine (“ICE”) and other technology solutions*5, representing 55.9% of the total, an increase of 12.7% from RMB51,866 million in the same period of 2021.
•	Total outstanding loan balance*6 was RMB163,465 million as of December 31, 2022, an increase of 15.1% from RMB141,987 million as of December 31, 2021.
•	RMB96,558 million of such loan balance was under capital-light model, “ICE” and other technology solutions*7, an increase of 25.0% from RMB77,268 million as of December 31, 2021.
•	Financial institutions granted approximately RMB0.8 billion credit lines to small and micro-sized enterprises and their owners (collectively, SMEs)*8 through our platform in the fourth quarter of 2022.
•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the fourth quarter of 2022 was approximately 11.38 months, compared with 10.33 months in the same period of 2021.
•	90 day+ delinquency rate*9 of loans originated by financial institutions across our platform was 2.03% as of December 31, 2022.
•	Repeat borrower contribution*10 of loans originated by financial institutions across our platform for the fourth quarter of 2022 was 90.3%.

1 Refers to cumulative registered users across our platform.

2 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 5,012,906 loans across “V-pocket”, and 9,332,902 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loan volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions.

5 “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk. Loan facilitation volume through “ICE” was RMB4,174 million in the fourth quarter of 2022.

Under other technology solutions, we offer financial institutions on-premise deployed, modular risk management SaaS, which helps financial institution partners improve credit assessment results. Loan facilitation volume through other technology solutions was RMB 21,563 million in the fourth quarter of 2022.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

7 Outstanding loan balance for “ICE” and other technology solutions were RMB7,294 million and RMB31,126 million, respectively, as of December 31, 2022.

8 SME loans are loans issued to SMEs with e-commerce operations, with business sales receipt, and/or with business taxation record.

9 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

10 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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Fourth Quarter 2022 Financial Highlights

•	Total net revenue was RMB3,906.6 million (US$566.4 million), compared to RMB4,422.1 million in the same period of 2021.
•	Income from operations was RMB943.9 million (US$136.9 million), compared to RMB1,481.6 million in the same period of 2021.
•	Non-GAAP*11 income from operations was RMB995.2 million (US$144.3 million), compared to RMB1,539.1 million in the same period of 2021.
•	Operating margin was 24.2%. Non-GAAP operating margin was 25.5%.
•	Net income was RMB867.9 million (US$125.8 million), compared to RMB1,305.3 million in the same period of 2021.
•	Non-GAAP net income was RMB919.3 million (US$133.3 million), compared to RMB1,362.9 million in the same period of 2021.
•	Net income attributed to the Company was RMB872.0 million (US$126.4 million), compared to RMB1,322.6 million in the same period of 2021.
•	Net income margin was 22.2%. Non-GAAP net income margin was 23.5%.

Full Year 2022 Operational Highlights

•	Total loan facilitation and origination volume in 2022 was RMB412,361 million, representing an increase of 15.5% from RMB357,103 million in 2021. Loan facilitation volume under Platform Services was RMB231,131 million, an increase of 19.0% from RMB194,225 million in 2021.
•	The weighted average contractual tenor of loans facilitated and originated was 11.69 months in full year 2022, compared with 10.62 months in 2021.
•	Repeat borrower contribution was 88.7% in full year 2022, compared with 88.1% in 2021.

Full Year 2022 Financial Highlights

•	Total net revenue was RMB16,553.9 million (US$2,400.1 million), compared to RMB16,635.6 million in 2021.
•	Income from operations was RMB4,472.2 million (US$648.4 million), compared to RMB6,786.2 million in 2021.
•	Non-GAAP income from operations was RMB4,671.9 million (US$677.4 million), compared to RMB7,040.1 million in 2021.
•	Operating margin was 27.0%. Non-GAAP operating margin was 28.2%.
•	Net income was RMB4,005.6 million (US$580.8 million), compared to RMB5,764.5 million in 2021.
•	Net income margin was 24.2%. Non-GAAP net income margin was 25.4%.
•	Non-GAAP net income was RMB4,205.3 million (US$609.7 million), compared to RMB6,018.4 million in 2021.
•	Net income attributed to the Company was RMB4,024.2 million (US$583.5 million), compared to RMB5,781.7 million in 2021.

11 Non-GAAP income from operations (Adjusted Income from operations), Non-GAAP net income (Adjusted net income), Non-GAAP operating margin and Non-GAAP net income margin are non-GAAP financial measures. For more information on these non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

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Mr. Haisheng Wu, Chief Executive Officer and Director of 360 DigiTech, commented, “We have experienced one of the most volatile periods of time in our corporate history in terms of macro uncertainties during this quarter as surges of COVID-19 cases added significant challenges on our operations. Yet we managed to deliver another solid quarter and achieved our full year operational and financial targets. For the year, the total loan facilitation and origination volume was RMB412.4 billion, up approximately 15.5% year-on-year. Over 56% of the volume was facilitated under the capital-light model, ICE and other technology solutions*12. The strong contribution from non-credit risk bearing services helped us mitigate some risks in a very challenging environment.

In 2022, we significantly optimized our user base aiming for lower overall credit risks and higher user retention. Such process allowed us to continue improving risk metrics in an otherwise difficult macro environment. With the optimization, we were able to offer better priced products to satisfy users’ demand and regulatory requirements. Furthermore, we continued to expand our partnership with larger financial institutions throughout 2022. With ample liquidity in the financial system, we meaningfully lowered overall funding costs in 2022.

On the regulatory front, we have substantially completed rectification measures to our operations in 2022 and the regulators’ focus was shifted toward regular supervision from rectification. With the social and economic reopening post COVID-19, we note policy makers’ recent comments regarding a recovery driven by consumption, which is expected to provide extra support to the consumer credit market. We are also pleased to see continued supportive statements for platform economy and private enterprises by various government officials. In 2023, we expect to re-focus ourselves on business expansion and technology innovation.”

“We are pleased to report another quarter of solid financial results in a difficult macro environment. Total revenue was RMB3.91 billion and non-GAAP net income was RMB919 million for the fourth quarter, which brought full year non-GAAP net income to RMB4.21 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “During the fourth quarter and throughout 2022, economic activities were significantly impacted by COVID-19 outbreaks and restrictions. Under such macro backdrop, we continued to take a prudent approach to manage our business growth and risks. At the end of 2022, our total cash and cash equivalent*13 was approximately RMB10.9 billion, and we generated approximately RMB1.8 billion cash from operations. As our strong financial positions further  strengthen our capability to navigate through difficult times, we also look forward to deploying our resources to drive additional growth in an economic recovery.”

Mr. Yan Zheng, Chief Risk Officer, added, “We meaningfully lowered our risk exposure by optimizing our user base to focus on relatively higher quality groups and by driving Platform Services in 2022. Among key leading indicators, Day-1 delinquency*14 further improved to 4.3% in the fourth quarter, and moves even lower in current quarter. While 30-day collection rates*15 showed some volatility at the end of 2022 mainly due to a temporary surge of COVID-19 cases in December, such metrics were quickly back on an improving trend in the new year of 2023. As the economic conditions improve, we will continue to strive to lower our risk exposure and seek additional growth opportunities.”

12 We’ve mainly used data technology tools and AI credit assessment systems in the process of providing such services as loan facilitation, post-facilitation  and borrowers’ referral to our customers. Revenues from these technology powered services accounted for 38% of our total net revenue for the fourth quarter 2022.

13 Including “Cash and cash equivalents”, “Restricted cash”, and “Security deposit prepaid to third-party guarantee companies”.

14 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

15 “30 day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

Fourth Quarter 2022 Financial Results

Total net revenue was RMB3,906.6 million (US$566.4 million), compared to RMB4,422.1 million in the same period of 2021, and RMB4,144.1 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,776.7 million (US$402.6 million), compared to RMB2,713.2 million in the same period of 2021, and RMB2,941.1 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB361.8 million (US$52.5 million), compared to RMB479.9 million in the same period of 2021 and RMB582.9 million in the prior quarter. The year-over-year decrease was primarily due to a decline in capital-heavy loan facilitation volume and a decline in average IRR. The sequential decrease was primarily due to the decline in capital-heavy loan facilitation volume and the shorter average tenor of the loans and in part due to an adjustment related to early repayment.

Financing income*16 was RMB1,002.1 million (US$145.3 million), compared to RMB716.1 million in the same period of 2021 and RMB877.1 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in average outstanding balance of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB1,377.0 million (US$199.7 million), compared to RMB1,494.7 million in the same period of 2021, and RMB1,447.6 million in the prior quarter. The year-over-year and sequential decreases were mainly due to decreases in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

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Other services fees were RMB35.8 million (US$5.2 million), compared to RMB22.5 million in the same period of 2021, and RMB33.6 million in the prior quarter. The year-over-year and sequential increases reflected the increases in late payment fees under the capital-heavy model.

Net revenue from Platform Services was RMB1,129.8 million (US$163.8 million), compared to RMB1,708.9 million in the same period of 2021 and RMB1,203.0 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB955.6 million (US$138.5 million), compared to RMB1,485.3 million in the same period of 2021 and RMB1,040.2 million in the prior quarter. The year-over-year decline was primarily due to a decrease in capital-light loan facilitation volume as well as a decline in average IRR of the loans. The sequential decline was mainly due to a decrease in the capital-light loan facilitation volume.

Referral services fees were RMB93.3 million (US$13.5 million), compared to RMB177.4 million in the same period of 2021 and RMB85.4 million in the prior quarter. The year-over-year decrease was mainly due to the decrease in the loan facilitation volume through ICE, as well as a decline in average IRR. The sequential increase was mainly due to the increase in the loan facilitation volume through ICE.

Other services fees were RMB80.9 million (US$11.7 million), compared to RMB46.2 million in the same period of 2021 and RMB77.4 million in the prior quarter. The year-over-year increase was mainly due to an increase in late payment fees and the growth in other technology solutions.

Total operating costs and expenses were RMB2,962.7 million (US$429.5 million), compared to RMB2,940.5 million in the same period of 2021 and RMB2,985.9 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB585.6 million (US$84.9 million), compared to RMB589.2 million in the same period of 2021 and RMB617.3 million in the prior quarter. The year-over-year and sequential decreases were in part due to lower credit search fees.

Funding costs were RMB138.3 million (US$20.1 million), compared to RMB91.4 million in the same period of 2021 and RMB138.5 million in the prior quarter. The year-over-year increase was mainly due to the growth in funding from ABS and trusts.

Sales and marketing expenses were RMB415.2 million (US$60.2 million), compared to RMB628.2 million in the same period of 2021 and RMB624.1 million in the prior quarter. The year-over-year and sequential decreases were mainly due to a more prudent customer acquisition strategy adopted during the fourth quarter.

General and administrative expenses were RMB93.9 million (US$13.6 million), compared to RMB140.5 million in the same period of 2021 and RMB102.7 million in the prior quarter. The year-over-year and sequential declines were mainly due to lower professional service fees and our continued effort to improve operational efficiency.

Provision for loans receivable was RMB481.4 million (US$69.8 million), compared to RMB223.1 million in the same period of 2021 and RMB191.5 million in the prior quarter. The year-over-year and sequential increases were mainly due to the growth in loan origination volume of on-balance-sheet loans.

Provision for financial assets receivable was RMB118.6 million (US$17.2 million), compared to RMB70.3 million in the same period of 2021 and RMB115.1 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB67.3 million (US$9.8 million), compared to RMB38.4 million in the same period of 2021 and RMB53.8 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB1,062.3 million (US$154.0 million), compared to RMB1,159.3 million in the same period of 2021 and RMB1,142.8 million in the prior quarter. The year-over-year and sequential decreases were primarily due to a decrease in loan facilitation volume under the capital-heavy model.

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Income from operations was RMB943.9 million (US$136.9 million), compared to RMB1,481.6 million in the same period of 2021 and RMB1,158.3 million in the prior quarter.

Non-GAAP income from operations was RMB995.2 million (US$144.3 million), compared to RMB1,539.1 million in the same period of 2021 and RMB1,207.8 million in the prior quarter.

Operating margin was 24.2%. Non-GAAP operating margin was 25.5%.

Income before income tax expense was RMB1,024.8 million (US$148.6 million), compared to RMB1,541.5 million in the same period of 2021 and RMB1,171.5 million in the prior quarter.

Net income was RMB867.9 million (US$125.8 million), compared to RMB1,305.3 million in the same period of 2021 and RMB988.4 million in the prior quarter.

Non-GAAP net income was RMB919.3 million (US$133.3 million), compared to RMB1,362.9 million in the same period of 2021 and RMB1,037.9 million in the prior quarter.

Net income margin was 22.2%. Non-GAAP net income margin was 23.5%.

Net income attributed to the Company was RMB872.0 million (US$126.4 million), compared to RMB1,322.6 million in the same period of 2021 and RMB992.8 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB923.4 million (US$133.9 million), compared to RMB1,380.1 million in the same period of 2021 and RMB1,042.4 million in the prior quarter.

Net income per fully diluted ADS was RMB5.38 (US$0.78).

Non-GAAP net income per fully diluted ADS was RMB5.70 (US$0.83).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 157.82 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 162.02 million.

16 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

Full Year 2022 Financial Results

Total net revenue was RMB16,553.9 million (US$2,400.1 million), compared to RMB16,635.6 million in 2021.

Net revenue from Credit Driven Services was RMB11,586.3 million (US$1,679.8 million), compared to RMB10,189.2 million in 2021.

Loan facilitation and servicing fees-capital heavy were RMB2,086.4 million (US$302.5 million), compared to RMB2,326.0 million in 2021. The year-over-year decrease was primarily due to a lower take rate as a result of a decline in average IRR of the loans.

Financing income was RMB3,488.0 million (US$505.7 million), compared to RMB2,184.1 million in 2021. The year-over-year increase was primarily due to the growth in average outstanding on-balance-sheet loan balance.

Revenue from releasing of guarantee liabilities was RMB5,899.2 million (US$855.3 million), compared to RMB5,583.1 million in 2021. The year-over-year change mainly reflected the change in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

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Other services fees were RMB112.7 million (US$16.3 million), compared to RMB95.9 million in 2021. The year-over-year increase reflected an increase in late payment fees under the capital-heavy model.

Net revenue from Platform Services was RMB4,967.7 million (US$720.2 million), compared to RMB6,446.5 million in 2021.

Loan facilitation and servicing fees-capital light were RMB4,124.7 million (US$598.0 million), compared to RMB5,677.9 million in 2021. The year-over-year decrease was primarily due to a decline in loan facilitation volume under the capital-light model as well as a decline in average IRR of the loans.

Referral services fees were RMB561.4 million (US$81.4 million), compared to RMB620.3 million in 2021. The year-over-year decline was primarily due to the decline in traffic from the referral services.

Other services fees were RMB281.6 million (US$40.8 million), compared to RMB148.2 million in 2021. The year-over-year increase was mainly due to the growth in late payment fees and contributions from other technology solutions.

Total operating costs and expenses were RMB12,081.7 million (US$1,751.7 million), compared to RMB9,849.4 million in 2021.

Facilitation, origination and servicing expenses were RMB2,373.5 million (US$344.1 million), compared to RMB2,252.2 million in 2021. The year-over-year increase was primarily due to an increase in collection fees and payment transaction costs.

Funding costs were RMB504.4 million (US$73.1 million), compared to RMB337.4 million in 2021. The year-over-year increase was mainly due to the growth in funding from ABS and trusts.

Sales and marketing expenses were RMB2,206.9 million (US$320.0 million), compared to RMB2,090.4 million in 2021. The year-over-year increase was mainly due to a higher average traffic cost throughout the challenging macro environment during 2022.

General and administrative expenses were RMB412.8 million (US$59.9 million), compared to RMB557.3 million in 2021. The year-over-year decline was mainly due to lower professional service fees and our continued effort to improve operational efficiency.

Provision for loans receivable was RMB1,580.3 million (US$229.1 million), compared to RMB965.4 million in 2021. The year-over-year increase was mainly due to the growth in outstanding on-balance sheet loans.

Provision for financial assets receivable was RMB398.0 million (US$57.7 million), compared to RMB243.9 million in 2021. The year-over-year change reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB238.1 million (US$34.5 million), compared to RMB324.6 million in 2021. The year-over-year decrease was mainly due to the decrease in loan facilitation volume under the capital-light model.

Provision for contingent liability was RMB4,367.8 million (US$633.3 million), compared to RMB3,078.2 million in 2021. The year-over-year increase reflected challenging macro environment factors which are consistently applied in the estimation of default rate made as of December 31, 2022 for those vintages of loans in prior periods and at the inception of such loans.

Income from operations was RMB4,472.2 million (US$648.4 million), compared to RMB6,786.2 million in 2021.

Non-GAAP income from operations was RMB4,671.9 million (US$677.4 million), compared to RMB7,040.1 million in 2021.

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Operating margin was 27.0%. Non-GAAP operating margin was 28.2%.

Income before income tax expense was RMB4,742.4 million (US$687.6 million), compared to RMB7,022.7 million in 2021.

Income taxes expense was RMB736.8 million (US$106.8 million). Effective tax rate was 14.9%, compared to 17.3% in 2021.

Net income attributed to the Company was RMB4,024.2 million (US$583.5 million), compared to RMB5,781.7 million in 2021.

Non-GAAP net income attributed to the Company was RMB4,223.9 million (US$612.4 million), compared to RMB6,035.6 million in 2021.

Net income margin was 24.2%. Non-GAAP net income margin was 25.4%.

Net income per fully diluted ADS was RMB25.00 (US$3.62).

Non-GAAP net income per fully diluted ADS was RMB26.23 (US$3.80).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 156.29 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 161.01 million.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and other technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Quarterly Dividend

The board of directors of the Company has approved a dividend of US$0.08 per ordinary share, or US$0.16 per ADS for the fourth fiscal quarter of 2022 to holders of record of ordinary shares and ADSs as of the close of business on April 11, 2023 Hong Kong Time and New York Time, respectively, in accordance with the Company’s dividend policy. For holder of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 4:30 p.m. on April 11, 2023 (Hong Kong Time). The payment date is expected to be on May 16, 2023 for holders of Class A ordinary shares and around May 19, 2023 for holders of ADSs.

Business Outlook

While the macro economy started to show encouraging signs of recovery, the Company intends to continue to take a prudent approach in its business planning. As such, the Company expects loan facilitation and origination volume for 2023 to be between RMB455.0 billion and RMB495.0 billion, representing year-on-year growth of 10% to 20%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

Conference Call Preregistration

360 DigiTech’s management team will host an earnings conference call at 7:30 PM U.S. Eastern Time on Thursday, March 9, 2023 (8:30 AM Beijing Time on Friday, March 10).

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All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI32e08695cf1644be8bb26556122263f7

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at ir.360shuke.com.

About 360 DigiTech

360 DigiTech is a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: ir.360shuke.com

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income, non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, non-GAAP net income represents net income excluding share-based compensation expenses, non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses and non-GAAP net income per fully diluted ADS represents net income per fully diluted ADS excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2022.

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Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	6,116,360	7,165,584	1,038,912
Restricted cash	2,643,587	3,346,779	485,237
Short term investments	-	57,000	8,264
Security deposit prepaid to third-party guarantee companies	874,886	396,699	57,516
Funds receivable from third party payment service providers	153,151	1,158,781	168,007
Accounts receivable and contract assets, net	3,097,254	2,868,625	415,912
Financial assets receivable, net	3,806,243	2,982,076	432,360
Amounts due from related parties	837,324	394,872	57,251
Loans receivable, net	9,844,481	15,347,662	2,225,202
Prepaid expenses and other assets	383,937	379,388	55,006
Total current assets	27,757,223	34,097,466	4,943,667
Non-current assets:
Accounts receivable and contract assets, net-non current	223,474	261,319	37,888
Financial assets receivable, net-non current	597,965	688,843	99,873
Amounts due from related parties	140,851	33,236	4,819
Loans receivable, net-non current	2,859,349	3,136,994	454,821
Property and equipment, net	24,941	47,602	6,902
Land use rights,net	1,018,908	998,185	144,723
Intangible assets	4,961	4,696	681
Deferred tax assets	834,717	1,019,171	147,766
Other non-current assets	42,606	55,658	8,070
Total non-current assets	5,747,772	6,245,704	905,543
TOTAL ASSETS	33,504,995	40,343,170	5,849,210

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	2,304,518	6,099,520	884,347
Accrued expenses and other current liabilities	2,258,329	2,004,551	290,633
Amounts due to related parties	214,057	113,697	16,485
Short term loans	397,576	150,000	21,748
Guarantee liabilities-stand ready	4,818,144	4,120,346	597,394
Guarantee liabilities-contingent	3,285,081	3,418,391	495,620
Income tax payable	624,112	661,015	95,838
Other tax payable	241,369	182,398	26,445
Total current liabilities	14,143,186	16,749,918	2,428,510
Non-current liabilities:
Deferred tax liabilities	121,426	100,835	14,620
Payable to investors of the consolidated trusts-noncurrent	4,010,597	4,521,600	655,570
Other long-term liabilities	13,177	39,520	5,730
Total non-current liabilities	4,145,200	4,661,955	675,920
TOTAL LIABILITIES	18,288,386	21,411,873	3,104,430
TOTAL 360 DIGITECH INC EQUITY	15,203,863	18,847,156	2,732,581
Noncontroling interests	12,746	84,141	12,199
TOTAL EQUITY	15,216,609	18,931,297	2,744,780
TOTAL LIABILITIES AND EQUITY	33,504,995	40,343,170	5,849,210

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,713,161	2,776,748	402,591	10,189,167	11,586,251	1,679,849
Loan facilitation and servicing fees-capital heavy	479,925	361,786	52,454	2,326,027	2,086,414	302,502
Financing income	716,053	1,002,080	145,288	2,184,128	3,487,951	505,705
Revenue from releasing of guarantee liabilities	1,494,682	1,377,046	199,653	5,583,135	5,899,153	855,297
Other services fees	22,501	35,836	5,196	95,877	112,733	16,345
Platform services	1,708,904	1,129,807	163,806	6,446,478	4,967,679	720,245
Loan facilitation and servicing fees-capital light	1,485,268	955,561	138,543	5,677,941	4,124,726	598,029
Referral services fees	177,428	93,341	13,533	620,317	561,372	81,391
Other services fees	46,208	80,905	11,730	148,220	281,581	40,825
Total net revenue	4,422,065	3,906,555	566,397	16,635,645	16,553,930	2,400,094
Facilitation, origination and servicing	589,230	585,586	84,902	2,252,157	2,373,458	344,119
Funding costs	91,431	138,343	20,058	337,426	504,448	73,138
Sales and marketing	628,164	415,187	60,196	2,090,374	2,206,948	319,977
General and administrative	140,518	93,925	13,618	557,295	412,794	59,850
Provision for loans receivable	223,133	481,447	69,803	965,419	1,580,306	229,123
Provision for financial assets receivable	70,285	118,590	17,194	243,946	397,951	57,697
Provision for accounts receivable and contract assets	38,403	67,278	9,754	324,605	238,065	34,516
Provision for contingent liabilities	1,159,325	1,062,318	154,022	3,078,224	4,367,776	633,268
Total operating costs and expenses	2,940,489	2,962,674	429,547	9,849,446	12,081,746	1,751,688
Income from operations	1,481,576	943,881	136,850	6,786,199	4,472,184	648,406
Interest income, net	16,466	56,294	8,162	126,256	182,301	26,431
Foreign exchange gain (loss)	17,652	(4,984)	(723)	35,549	(160,225)	(23,230)
Other income, net	25,853	40,515	5,874	64,590	268,000	38,856
Investment gain (loss)	-	(10,892)	(1,579)	10,115	(19,888)	(2,883)
Income before income tax expense	1,541,547	1,024,814	148,584	7,022,709	4,742,372	687,580
Income taxes expense	(236,240)	(156,913)	(22,750)	(1,258,196)	(736,804)	(106,827)
Net income	1,305,307	867,901	125,834	5,764,513	4,005,568	580,753
Net loss attributable to noncontrolling interests	17,254	4,100	594	17,212	18,605	2,697
Net income attributable to ordinary shareholders of the Company	1,322,561	872,001	126,428	5,781,725	4,024,173	583,450
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	4.28	2.76	0.40	18.82	12.87	1.87
Diluted	4.11	2.69	0.39	17.99	12.50	1.81

Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	8.56	5.52	0.80	37.64	25.74	3.74
Diluted	8.22	5.38	0.78	35.98	25.00	3.62

Weighted average shares used in calculating net income per ordinary share
Basic	309,132,813	315,631,310	315,631,310	307,265,600	312,589,273	312,589,273
Diluted	321,634,368	324,039,615	324,039,615	321,397,753	322,018,510	322,018,510

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	2,011,384	1,792,477	259,885	5,789,700	5,922,515	858,683
Net cash used in investing activities	(345,515)	(1,680,347)	(243,627)	(6,064,328)	(7,355,975)	(1,066,515)
Net cash provided by financing activities	456,950	193,799	28,098	2,263,720	3,204,068	464,548
Effect of foreign exchange rate changes	(702)	(22,896)	(3,320)	(3,411)	(18,192)	(2,640)
Net increase in cash and cash equivalents	2,122,117	283,033	41,036	1,985,681	1,752,416	254,076
Cash, cash equivalents, and restricted cash, beginning of year/period	6,637,830	10,229,330	1,483,113	6,774,266	8,759,947	1,270,073
Cash, cash equivalents, and restricted cash, end of year/period	8,759,947	10,512,363	1,524,149	8,759,947	10,512,363	1,524,149

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Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Net income	1,305,307	867,901	125,834
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(16,314)	(21,113)	(3,061)
Other comprehensive loss	(16,314)	(21,113)	(3,061)
Total comprehensive income	1,288,993	846,788	122,773
Comprehensive loss attributable to noncontrolling interests	17,254	4,100	594
Comprehensive income attributable to ordinary shareholders	1,306,247	850,888	123,367

	Year ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Net income	5,764,513	4,005,568	580,753
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(36,541)	59,157	8,577
Other comprehensive (loss) income	(36,541)	59,157	8,577
Total comprehensive income	5,727,972	4,064,725	589,330
Comprehensive loss attributable to noncontrolling interests	17,212	18,605	2,697
Comprehensive income attributable to ordinary shareholders	5,745,184	4,083,330	592,027

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,305,307	867,901	125,834
Add: Share-based compensation expenses	57,551	51,354	7,446
Non-GAAP net income	1,362,858	919,255	133,280
GAAP net income margin	29.5%	22.2%
Non-GAAP net income margin	30.8%	23.5%

Net income attributable to shareholders of 360 DigiTech, Inc	1,322,561	872,001	126,428
Add: Share-based compensation expenses	57,551	51,354	7,446
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	1,380,112	923,355	133,874
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	160,817,184	162,019,808	162,019,808
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	8.22	5.38	0.78
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	8.58	5.70	0.83

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,481,576	943,881	136,850
Add: Share-based compensation expenses	57,551	51,354	7,446
Non-GAAP Income from operations	1,539,127	995,235	144,296
GAAP operating margin	33.5%	24.2%
Non-GAAP operating margin	34.8%	25.5%

	Year ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	5,764,513	4,005,568	580,753
Add: Share-based compensation expenses	253,922	199,737	28,959
Non-GAAP net income	6,018,435	4,205,305	609,712
GAAP net income margin	34.7%	24.2%
Non-GAAP net income margin	36.2%	25.4%

Net income attributable to shareholders of 360 DigiTech, Inc	5,781,725	4,024,173	583,450
Add: Share-based compensation expenses	253,922	199,737	28,959
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	6,035,647	4,223,910	612,409
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	160,698,877	161,009,255	161,009,255
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	35.98	25.00	3.62
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	37.56	26.23	3.80

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	6,786,199	4,472,184	648,406
Add: Share-based compensation expenses	253,922	199,737	28,959
Non-GAAP Income from operations	7,040,121	4,671,921	677,365
GAAP operating margin	40.8%	27.0%
Non-GAAP operating margin	42.3%	28.2%

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